EXHIBIT 99.10 Notice to ASX/LSE

27 February 2023

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Performance Share Award ("PSA") granted under the Rio Tinto 2018 Equity Incentive Plan

The PSA is a performance based award which provides participants with the conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2018 is subject to a Total Shareholder Return (TSR) performance measure.

On 23 February 2023, the following PDMRs / KMPs received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional award granted	Number of shares lapsed	Number of shares vested*	Number of shares sold	Price per share	Number of shares retained	Date of transaction
Rio Tinto plc shares	Stausholm, Jakob	29,886	0	39,894	11,903	GBP 59.221903	27,991	23/02/2023
Rio Tinto plc shares	Cunningham, Peter	7,229	0	9,763	4,648	GBP 59.221903	5,115	23/02/2023
Rio Tinto plc shares	Baatar, Bold	63,039	0	85,143	40,530	GBP 59.221903	44,613	23/02/2023
Rio Tinto plc shares	Barrios, Alfredo	66,050	0	89,209	31,363	GBP 59.221903	57,846	23/02/2023
Rio Tinto Limited shares	Kaufman, Sinead	6,322	0	8,324	4,017	AUD 122.5763	4,307	23/02/2023
Rio Tinto plc shares	Trott, Simon	57,188	0	77,240	18,775	GBP 59.221903	58,465	23/02/2023
Rio Tinto Limited shares	Vella, Ivan	13,376	0	17,613	4,247	AUD 122.5763	13,366	23/02/2023
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.

Management Share Awards (“MSA”) granted under the Rio Tinto 2018 Equity Incentive Plan

The MSA provides participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment.

On 23 February 2023, the following PDMRs / KMPs received their vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. All MSA included in this announcement were granted prior to the PDMR/KMP becoming a member of the Executive Committee.

Security	Name of PDMR / KMP	Conditional award granted	Number of shares vested*	Number of shares sold	Price per share	Number of shares retained	Date of transaction
Rio Tinto plc shares	Cunningham, Peter	3,713	4,551	2,167	GBP 59.221903	2,384	23/02/2023
Rio Tinto Limited shares	Kaufman, Sinead	4,289	5,160	2,491	AUD 122.5763	2,669	23/02/2023
Rio Tinto Limited shares	Vella, Ivan	1,931	2,323	787	AUD 122.5763	1,536	23/02/2023
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK
Matthew Klar
M +44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +1 514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Alyesha Anderson
M +61 434 868 118

Investor Relations, Australia
Tom Gallop
M +61 439 353 948

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3